

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 9, 2009

<u>Via U.S. Mail</u>

Mr. Bruce Palmer
President
AccessKey IP, Inc.
8100 M4 Wyoming Blvd., NE
Albuquerque, NM 87113

> Re: **AccessKey IP, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 19, 2009**
> **File No. 000-53664**

Dear Mr. Palmer:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>via facsimile to (949) 475-9087</u>
Richard O. Weed, Esq.
Weed & Co. LLP